Filed pursuant to Rule 424(b)(5)
Registration File No. 333-277877

Supplement dated August 12, 2025

To Prospectus Supplement dated March 26, 2024

(To Prospectus dated March 21, 2024)

Up to $250,000,000

Common Stock

This supplement (this “Supplement”) updates and supplements the prospectus supplement, dated March 26, 2024 (the “Prospectus Supplement”), filed with the Securities and Exchange Commission (the “SEC”) as part of our registration statement on Form S-3 (File No. 333-277877), relating to the offer and sale of shares of common stock, par value $0.001 per share, of Gladstone Commercial Corporation (“we”, “our”, “us” and the “Company”) having an aggregate offering price of up to $250,000,000. Sales of shares, if any, under this Supplement and the Prospectus Supplement may be made through our Sales Agents, from time to time, in negotiated transactions that are deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended (the “Securities Act”). This Supplement shall be read in conjunction with the Prospectus Supplement and the accompanying prospectus. Capitalized terms used and not defined in this Supplement shall have the meanings ascribed to such terms in the Prospectus Supplement. Except as set forth herein, the Prospectus Supplement remains unchanged. This Supplement is not complete without and may only be delivered or utilized in connection with the Prospectus Supplement and any future amendments or supplements thereto.

This Supplement is being filed to update the information contained in the Prospectus Supplement to reflect the entry on August 12, 2025 of Amendment No. 2 (“Amendment No. 2”) to the Sales Agreement that was originally entered into on March 3, 2023, as amended on March 26, 2024. Amendment No. 2 provides for (1) Huntington Securities, Inc. to be added as an additional Sales Agent and (2) Robert W. Baird & Co. Incorporated to be removed as a Sales Agent. Accordingly, each reference to the term “Sales Agent” or “Sales Agents” in the Prospectus Supplement is hereby amended and shall (1) include Huntington Securities, Inc. and (2) exclude Robert W. Baird & Co. Incorporated. Further, all references to “Robert W. Baird & Co. Incorporated” and “Baird” in the Prospectus Supplement shall hereafter be deemed to be deleted and replaced with “Huntington Securities, Inc.” and “Huntington Capital Markets,” as applicable, and each reference to the term “Sales Agreement” in the Prospectus Supplement shall be deemed to mean the Sales Agreement, as amended by Amendment No. 2.

After giving effect to Amendment No. 2, the Sales Agents are BofA Securities, Inc., Goldman Sachs & Co. LLC, Huntington Securities, Inc., KeyBanc Capital Markets Inc. and Fifth Third Securities, Inc.

As of the date of this Supplement, we have sold approximately 6,271,144 shares of our common stock under the Prospectus Supplement for gross proceeds of approximately $93.5 million, leaving approximately $156.5 million available to be offered by this Supplement, the Prospectus Supplement and the accompanying prospectus. Our common stock is traded on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “GOOD.” On August 11, 2025, the last reported sale price of our common stock on Nasdaq was $13.05 per share.

Investing in shares of our common stock involves substantial risks that are described in the “Risk Factors” sections beginning on page S-9 of  the Prospectus Supplement, on page 7 of the accompanying prospectus and discussed in our Annual Report on Form 10-K for the year ended December 31, 2024, our Quarterly Reports on Form 10-Q and other reports and information that we file from time to time with the SEC, which are incorporated by reference into the Prospectus Supplement and the accompanying prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this Supplement, the Prospectus Supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

BofA Securities	Goldman Sachs & Co. LLC	Huntington Capital Markets

KeyBanc Capital Markets	Fifth Third Securities

The date of this Supplement is August 12, 2025

Each disclosure appearing under the heading or sub-heading “Conflicts of Interest” in the Prospectus Supplement is hereby amended and restated as follows:

Conflicts of Interest

Affiliates of certain of the Sales Agents are lenders under our unsecured revolving and term loan facilities. Our Operating Partnership may use a portion of the net proceeds we contribute to it from this offering to repay borrowings outstanding from time to time under our unsecured revolving and term loan facilities. Accordingly, each such affiliate will receive its proportionate share of any amount of our revolving and term loan facilities that is repaid with the net proceeds from this offering, and therefore, may receive more than 5% of the net proceeds from the sale of our common shares, not including the sales agent commission. Each of (i) Bank of America, N.A., an affiliate of BofA Securities, Inc., (ii) The Huntington National Bank, an affiliate of Huntington Capital Markets, (iii) KeyBank National Association, an affiliate of KeyBanc Capital Markets Inc., and (iv) Fifth Third Bank, an affiliate of Fifth Third Securities, Inc., is currently a lender under our certain of our revolving and term loan facilities.